EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges

	Years ended December 31,
	2010	2009	2008	2007	2006

Excluding interest on deposits	2.28	2.11	1.73	2.50	2.56
Including interest on deposits	1.85	1.62	1.35	1.59	1.64

Note:	The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Years ended December 31,
	2010	2009	2008	2007	2006

Income before income taxes	$186,941	$167,545	$110,525	$204,926	$203,575

Interest on deposits	$74,924	$118,297	$163,113	$210,369	$188,476
Borrowings and long-term debt	139,136	144,573	145,782	132,953	127,774
1/3 of net rental expense	6,378	5,883	5,194	4,031	3,012

Total fixed charges, including interest on deposits	$220,438	$268,753	$314,089	$347,353	$319,262

Total fixed charges, excluding interest on deposits	$145,514	$150,456	$150,976	$136,984	$130,786